Exhibit 6.9

SCHEDULE OF WORK NO. 2

With the contractual termination of Schedule of Work No. 1 as of December 29, 2017, Carolina Complete Health Network, Inc. (“CCHN”) and Biologue, Inc. (“Biologue” or “Consultant”) wish to enter into this Schedule of Work No. 2 (“SOW #2”) under the Master Services Agreement (“Agreement”) by and between CCHN and Biologue.

SOW #2 shall be effective as of January 2, 2018 (“SOW #2 Effective Date”).

1.	Scope of Work: Consultant furnishes the services of Jeffrey W. Runge, MD, a North Carolina physician executive and NCMS Member (“Runge”), to carry out certain executive duties necessary for CCHN to build and operate a network of health care providers who will provide medical services under the Medicaid prepaid health plan anticipated to be established by Carolina Complete Health, Inc. In addition, Runge will pursue multiple communication channels to inform each recruited provider that participates in CCHN’s Medicaid healthcare provider network of their eligibility to buy one, but not more than one, share of CCHN Class P Common Stock, $0.01 par value per share in CCHN’s Regulation A+ share offering which will be conducted via an outsourced, share offering e-platform. Also, Runge will prioritize and undertake certain agreed upon activities related to the preparation of Carolina Complete Health, Inc.’s response to NC’s Medicaid Transformation Request for Proposal. Finally, Runge will pursue other agreed upon activities.

2.	Consultant’s commitment of Runge’s time and availability; Runge’s responsibilities:

a.	For the period from January 2, 2018 through September 30, 2018 (“Pre-Response Period”), Runge will provide, in aggregate, one-thousand and eighty (1,080) billable work hours. On average, this represents approximately one-hundred and twenty (120) billable work hours per calendar month. Consultant and CCHN will agree in advance for hours in excess of 120 hours to be incurred in a calendar month.

b.	For the period from October 1, 2018 through December 28, 2018 (“Post-Response Period”), Runge will provide, in aggregate, two-hundred (200) billable work hours. On average, this represents approximately sixty-five (65) billable work hours per calendar month. Consultant and CCHN will agree in advance for hours in excess of 65 hours to be incurred in a calendar month.

c.	For Pre-Response Period, Runge will:

i.	Serve as CCHN’s Chief Executive Officer and President (“CEO”);

ii.	Report to CCHN’s Board of Directors for its evaluation, input, and guidance;

iii.	Serve on the CCHN Board of Directors;

iv.	Serve on the Carolina Complete Health, Inc. Board of Directors;

v.	Participate in Carolina Complete Health, Inc.’s Medicaid RFP response preparation;

vi.	Conduct meetings with eligible physicians, physician assistants, and nurse practitioners, for the purpose of offering and selling CCHN Class P shares;

vii.	Advise CCHN’s Chief Operating Officer.

d.	For Post-Response Period, Runge will:

i.	Serve as CCHN’s CEO and President;

ii.	Identify, recruit, and present candidates for CCHN’s executive team to CCHN’s Board of Directors;

iii.	Serve on the CCHN Board of Directors;

iv.	Serve on the Carolina Complete Health, Inc. Board of Directors;

v.	Conduct meetings with eligible physicians, physician assistants, and nurse practitioners, for the purpose of offering and selling CCHN Class P shares, as requested.

3.	Consultant Fee Rate and Expenses: The Fee Rate will be billable-hour based, and it will be $248/billable hour. Consultant can bill for all hours incurred by Runge on a monthly basis. In addition, CCHN shall reimburse Runge for all reasonable out of pocket expenses with appropriate documentation. Any expense item greater than $250 shall receive prior approval of the Treasurer of CCHN.

4.	Payment Terms – Consultant and CCHN agree Consultant can bill for all hours incurred by Runge on a monthly basis. However, only hours incurred less than or equal to one-hundred and twenty (120) hours per month, shall be due and payable within thirty (30) business days following the receipt and approval of Consultant’s monthly invoice. For hours incurred and billed in excess of one-hundred and twenty (120) hours per month (“Excess Runge Hours”), Consultant and CCHN agree the payment for such Excess Runge Hours shall be no earlier than February 15, 2019, if at all, as determined by mutual agreement between Consultant and CCHN.

5.	Term: January 2, 2018 through December 28, 2018.

6.	Terminable in accordance with the Agreement.

All of the terms, covenants and conditions set forth in the Agreement are incorporated herein by reference as if the same had been set forth herein in full.

This SOW #2 is executed as of 7 December, 2018 and is effective as of the SOW #2 Effective Date.

Biologue, Inc.		Carolina Complete Health Network, Inc.

By:	/s/ Jeffrey W. Runge	By:	/s/ Stephen W. Keene
	Jeffrey W. Runge, MD, CEO, Biologue, Inc.		Stephen W. Keene Secretary- Treasurer, CCHN